Alvotech Reports Results for the First Six Months of 2025
and Provides a Business Update

-Strong performance driven by over 200% growth in product revenues year-on-year
-Best quarter in Alvotech’s history in terms of operating cash flows
-Continued expansion of commercial partnerships for pipeline assets
-Alvotech listed on Nasdaq Stockholm Market
-Conference call and live webcast on Thursday August 14, 2025, 8:00 am ET (12:00pm GMT)

REYKJAVIK, Iceland, August 13, 2025 - Alvotech (NASDAQ: ALVO, or the “Company”), a global biotech company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today reported financial results for the first six months of 2025 and provided a summary of recent pipeline and corporate highlights. Management will conduct a business update conference call and live webcast on August 14, 2025, at 8:00 am ET (12:00 pm GMT).
“The strong results from the first half of the year, with over 200% increase in product revenues year-on-year and the best quarter in our history in terms of operating cash flows, confirm our business momentum and the opportunities that lie ahead. New and expanded partnership agreements reflect the value of our increased development activity. The recent acquisition of Xbrane’s R&D facilities in Sweden allows us to further ramp up development of new biosimilars and continue building the industry’s most valuable pipeline. With our acquisition of Ivers-Lee Group in Switzerland in July, we continue integration of our end-to-end biosimilars platform,” said Robert Wessman, Chairman and CEO of Alvotech.
Activity in Q2 2025
Commercial Agreements
Alvotech entered into two agreements to expand the commercial partnership with Advanz Pharma, covering four biosimilar candidates, AVT48, referencing Ilaris® (canakinumab), AVT65, referencing Kesimpta® (ofatumumab), AVT10, referencing Cimzia® (certolizumab pegol), plus an undisclosed biosimilar candidate. Alvotech also announced that it had entered into a collaboration and license agreement with Dr. Reddy’s Laboratories Ltd. to co-develop, manufacture and commercialize AVT32, a biosimilar candidate to Keytruda® (pembrolizumab). The collaboration is intended to speed up the development process and extend the global reach of this biosimilar candidate. The parties will be jointly responsible for development

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and manufacturing, sharing costs and responsibilities. Each party will also have the right to commercialize the product globally, subject to certain exceptions.
Acquisitions and Funding
Alvotech completed its transaction with Xbrane Biopharma AB (“Xbrane”) with the acquisition of its R&D organization in Stockholm, Sweden and rights to a biosimilar candidate to Cimzia® (certolizumab pegol), now known as AVT10. After the end of the second quarter, in July, Alvotech acquired Ivers-Lee Group (“Ivers-Lee”), a family-owned business with headquarters in Burgdorf, Switzerland specializing in providing high-quality assembly and packaging services for the pharmaceutical sector. Ivers-Lee operations will be integrated into Alvotech’s Technical Operations division. Among Ivers-Lee’s capacities that will be integrated with Alvotech’s operations are assembly and packaging of autoinjectors, pre-filled syringes and safety devices and packaging of vials.
Alvotech completed two offerings of Swedish Depository Receipts (“SDRs”), with a public offering directed solely into Sweden, generating gross proceeds of approximately SEK 39 million and a private placement directed to Swedish and international institutional investors, generating gross proceeds of SEK 750 million. Over 3,000 new shareholders participated in the public offering and 40 institutional investors participated in the private placement. On May 19, 2025, Alvotech was listed on Nasdaq Stockholm. This is Alvotech’s third listing, complementing previous listings on Nasdaq in the US and Iceland.
Alvotech entered into an amendment to its existing term loan credit agreement, which provides, among other things, for the reduction of the interest rate, lowering interest expenses by $8.2 million in the first 12 months. Based on the amended agreement the loan consists of a single tranche with an interest rate of SOFR plus 6.0%.
Changes to Management
On July 9, 2025, Linda Jónsdóttir was appointed Chief Financial Officer, replacing Joel Morales who continues to serve in an advisory function. Linda is a highly experienced international executive with a strong background in finance and corporate leadership, including holding senior roles for 15 years at Marel, such as Director of Treasury and Investor Relations, Chief Financial Officer and Chief Operating Officer. Linda has also served on various boards, in banking, private equity funds and at the Icelandic Chamber of Commerce.

Sæmundargata 15-19	Phone +354 422 4500	alvotech.ir@alvotech.com
102 Reykjavík, Iceland		www.alvotech.com

Summary of the financial results for the first six months of 2025
Cash position and sources of liquidity: As of June 30, 2025, the Company had cash and cash equivalents of $151.5 million. This strong cash position was positively impacted by robust operational performance, including significant product revenue growth and milestone collections, as well as the successful completion of a Swedish private placement that raised gross proceeds of approximately SEK 789 million. In addition, the Company had borrowings of $1,118.2 million, including $46.0 million of current portion of borrowings.
Product Revenue: Product revenue was $204.7 million for the six months ended June 30, 2025, compared to $65.9 million for the six months ended June 30, 2024, reflecting the sales expansion of AVT02 in the U.S., Canada, and European countries, as well as the increased sales of AVT04 in European countries, and the launch of AVT04 in the U.S.
License and Other Revenue: License and other revenue was $101.3 million for the six months ended June 30, 2025, compared to $169.7 million for the six months ended June 30, 2024. The year-over-year decrease primarily reflects the timing of milestone achievements, with the prior-year period including significant research and development and performance-based milestones totaling $133.2 million. In the current period, license and other revenue was supported by the completion of key development phases, including $36.8 million related to completion of early development phase for multiple pipeline program, and $21.3 million for the completion of a clinical endpoint study for the AVT23 program. Additionally, $12.8 million was recognized from the achievement of sales targets for AVT04 in Europe and its launch in the U.S.
Cost of product revenue: Cost of product revenue was $139.3 million for the six months ended June 30, 2025, compared to $65.2 million for the six months ended June 30, 2024. The increase reflects higher sales volumes driven by the continued expansion of AVT02 in the U.S. and the launch and expansion of AVT04 across multiple markets, including the U.S. and European countries. This increase was partially offset by lower production-related charges, reflecting improved operational efficiency.
Research and development (R&D) expenses: R&D expenses were $92.9 million for the six months ended June 30, 2025, compared to $97.5 million for the six months ended June 30, 2024. The modest year-over-year decrease reflects the natural progression of Alvotech’s pipeline, with several programs transitioning out of the clinical phase (i.e. AVT03, AVT05, and AVT06) or reaching commercialization (i.e., AVT04). These reductions were partially offset by increased investment in advancing clinical programs, notably AVT16 and AVT29, which contributed to a $33.1 million rise in direct program expenses.
General and administrative (G&A) expenses: G&A expenses were $45.3 million for the six months ended June30, 2025, compared to $29.6 million for the six months ended June 30, 2024. The increase in G&A expenses was primarily driven by an increase of $13.6 million in third-party services costs, which included

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102 Reykjavík, Iceland		www.alvotech.com

legal fees related to ongoing intellectual property proceedings and advisory costs associated with the Company’s Swedish listing and the acquisition of Xbrane’s operations.
Operating profit: Operating profit was $28.6 million for the six months ended June 30, 2025, compared to $43.4 million for the same period in the prior year. The year-over-year decrease reflects the timing of milestone-related revenue recognized in the prior period, partially offset by increased product sales across key markets. The Company continued to invest strategically in commercialization efforts, regulatory advancement, and pipeline development, positioning Alvotech for long-term growth and operational scale.
Finance income: Finance income was $149.2 million for the six months ended June 30, 2025, compared to $80.8 million for the six months ended June 30, 2024. Finance income for the six months ended June 30, 2025 was primarily attributable to the change in fair value of derivative liabilities, which was positively impacted by the decrease in the Company's share price during the period.
Finance costs: Finance costs were $72.2 million for the six months ended June 30, 2025, compared to $277.4 million for the six months ended June 30, 2024. The current period’s finance costs primarily reflect interest charges on outstanding debt of $1,118.2 million. The prior-year period included $130.4 million in non-cash charges related to the fair value of derivative liabilities, which were negatively impacted by an increase in Alvotech’s share price, and $79.1 million in interest charges on debt of $1,055.9 million. Additionally, the early redemption of existing debt in connection with the July 2024 refinancing resulted in a $63.1 million loss on remeasurement due to the acceleration of previously deferred debt issuance costs and discounts in the six months ended June 30, 2024. The year-over-year reduction in finance costs reflects the Company’s proactive capital structure management and the transition to a more efficient financing arrangement.
Exchange rate differences: Exchange rate differences resulted in a loss of $19.7 million for the six months ended June 30, 2025, compared to a gain of $7.7 million for the six months ended June 30, 2024. The change was primarily driven by fluctuations in foreign currency exchange rates, notably between the Icelandic krona and the U.S. dollar.
Gain on modification and extinguishment of financial liabilities: On June 26, 2025, Alvotech announced an amendment to its existing term loan facility, reflecting continued efforts to optimize its capital structure. Under the revised agreement, the Company’s lenders agreed to reduce the interest rate to SOFR plus 6.0% and consolidate the facility’s two tranches into a single tranche, with an increase of $169.0 to the single tranche. As a result of the amendment, Alvotech recorded a net gain of $16.7 million on the modification and extinguishment of financial liabilities during the six months ended June 30, 2025, primarily driven by the reduction of the interest rate to SOFR plus 6.0% per annum.

Sæmundargata 15-19	Phone +354 422 4500	alvotech.ir@alvotech.com
102 Reykjavík, Iceland		www.alvotech.com

Income tax benefit / (expense): Income tax benefit was $39.0 million for the six months ended June 30, 2025, compared to an income tax expense of $5.1 million for the six months ended June 30, 2024. The favorable variance was primarily driven by a $47.4 million tax benefit resulting from the strengthening of the Icelandic krona against the U.S. dollar, which increased the U.S. dollar value of Icelandic tax loss carryforwards, which the Company expects to utilize against future taxable profits. This benefit was partially offset by a $3.7 million tax expense related to profitability generated in Iceland during the period.
Profit / (loss) for the Period: Reported net profit was $141.7 million, or $0.50 per share and $0.49 per share on a basic and diluted basis, respectively, for the six months ended June 30, 2025, compared to a reported net loss of $153.5 million, or ($0.61) per share on a basic and diluted basis, for the six months ended June 30, 2024. The significant increase reflects strong growth in product revenue, favorable movements in the fair value of derivative liabilities, and lower finance costs following the Company’s capital structure optimization.
Business update conference call
Alvotech will conduct a business update conference call and live webcast on Thursday, August 14, at 8:00 am ET (12:00 noon GMT). Registration for the conference call and access to the live webcast is found on https://investors.alvotech.com/events/event-details/q2-2025-earnings, where you will also be able to find a replay of the webcast, following the call for 90 days.

About AVT02 (adalimumab)
AVT02 is a monoclonal antibody and has been approved as a biosimilar to Humira® (adalimumab) in over 50 countries globally, including the U.S., Europe, Canada, Australia, Egypt, Saudi Arabia and South Africa. It is currently marketed in the U.S. as SIMLANDI and under private label (adalimumab-ryvk), in Europe as HUKYNDRA, in Canada as SIMLANDI and in Australia as ADALACIP. Dossiers are also under review in multiple countries globally.

About AVT03
AVT03 is a human monoclonal antibody and a biosimilar candidate to Prolia® and Xgeva® (denosumab). Denosumab targets and binds with high affinity and specificity to the RANK ligand membrane protein, preventing the RANK ligand/RANK interaction from occurring, resulting in reduced osteoclast numbers and function, thereby decreasing bone resorption and cancer-induced bone destruction [1]. AVT03 is an investigational product and has not received regulatory approval in any country. Biosimiliarity has not been established by regulatory authorities and is not claimed.

About AVT04 (ustekinumab)
AVT04 is a monoclonal antibody and a biosimilar to Stelara® (ustekinumab). AVT04 has been launched in Canada as JAMTEKI, in the EEA as UZPRUVO, in Japan as USTEKINUMAB BS (F) and in the U.S. as SELARSDI (ustekinumab-aekn). Dossiers are also under review in multiple countries globally.

Sæmundargata 15-19	Phone +354 422 4500	alvotech.ir@alvotech.com
102 Reykjavík, Iceland		www.alvotech.com

About AVT05
AVT05 is a biosimilar candidate for Simponi® and Simponi Aria® (golimumab). Golimumab is a monoclonal antibody that inhibits tumor necrosis factor alpha (TNF alpha). Elevated TNF alpha levels have been implicated in the pathophysiology of several chronic inflammatory diseases such as rheumatoid arthritis, psoriatic arthritis, and ankylosing spondylitis [2]. AVT05 is an investigational product and has not received regulatory approval in any country. Biosimilarity has not been established by regulatory authorities and is not claimed.

About AVT06/AVT29
AVT06/AVT29 is a recombinant fusion protein and a biosimilar candidate to Eylea® (aflibercept) in different dosing strength which binds vascular endothelial growth factors (VEGF), inhibiting the binding and activation of VEGF receptors, neovascularization, and vascular permeability [3]. AVT06/AVT29 are investigational products and have not received regulatory approval in any country. Biosimilarity has not been established by regulatory authorities and is not claimed.

About AVT10
AVT10 is a proposed biosimilar to Cimzia® (certolizumab pegol). Certolizumab pegol is a monoclonal antibody fragment that inhibits tumor necrosis factor alpha (TNF alpha) and is indicated for a variety of inflammatory diseases [4]. AVT10 is an investigational product and has not received regulatory approval in any country. Biosimilarity has not been established by regulatory authorities and is not claimed.
About AVT16
AVT16 is a human monoclonal antibody and a biosimilar candidate to Entyvio® (vedolizumab). Vedolizumab targets and binds specifically to the alpha-4-beta-7 protein, which is preferentially expressed on T helper lymphocytes (white blood cells) which migrate into the gastrointestinal tract and cause inflammation characteristic of Ulcerative Colitis and Chron’s disease [5]. AVT16 is an investigational product and has not received regulatory approval in any country. Biosimiliarity has not been established by regulatory authorities and is not claimed.

About AVT23
AVT23 is a proposed biosimilar to Xolair® (omalizumab). Omalizumab is a humanized monoclonal antibody that targets free immunoglobulin E (IgE). Xolair, which contains omalizumab, is indicated for severe persistent allergic asthma and chronic rhinosinusitis with nasal polyps (CRSwNP) [6]. AVT23 is an investigational product and has not received regulatory approval in any country. Biosimilarity has not been established by regulatory authorities and is not claimed.

About AVT32
AVT32 is a biosimilar candidate for Keytruda® (pembrolizumab). Pembrolizumab is a humanized monoclonal antibody that binds to the programmed death receptor-1 (PD-1 receptor) and is indicated for the treatment of several types of cancers [7]. AVT32 is an investigational compound and has not received regulatory approval in any country. Biosimilarity has not been established by regulatory authorities and is not claimed.

Sæmundargata 15-19	Phone +354 422 4500	alvotech.ir@alvotech.com
102 Reykjavík, Iceland		www.alvotech.com

About AVT48
AVT48 is a biosimilar candidate for Ilaris® (canakinumab). Canakinumab is a recombinant monoclonal antibody that binds to human immunoglobin (IL) 1-beta, and is indicated for the treatment of several systemic autoinflammatory diseases [8]. AVT48 is an investigational compound and has not received regulatory approval in any country. Biosimilarity has not been established by regulatory authorities and is not claimed.
About AVT65
AVT65 is a biosimilar candidate for Kesimpta® (ofatumumab). Ofatumumab is a CD20-directed cytolytic antibody and is indicated for the treatment of relapsing forms of multiple sclerosis (MS). AVT65 is an investigational compound and has not received regulatory approval in any country. Biosimilarity has not been established by regulatory authorities and is not claimed.

Sources
[1] Prolia product information
[2] Simponi product information
[3] Eylea product information
[4] Cimzia product information
[4] Entyvio product information
[5] Xolair product information
[7] Keytruda product information
[8] Ilaris product information
[9] Kesimpta product information

Use of trademarks
Stelara®, Simponi® and Simponi Aria ® are registered trademarks of Johnson & Johnson. Humira® is a registered trademark of AbbVie Biotechnology Ltd. Eylea® is a registered trademark of Regeneron Pharmaceuticals Inc and Bayer AG. Prolia® and Xgeva® are registered trademarks of Amgen Inc. JAMTEKI™ is a trademark of JAMP Pharma Group. UZPRUVO® and HUKYNDRA® are registered trademarks of STADA and Alvotech. ADALICIP is a registered trademark of Cipla Australia. Xolair®, Ilaris® and Kesimpta® are registered trademarks of Novartis AG. Keytruda® is a registered trademark of Merck Sharp & Dohme Corp. Cimzia® is a registered trademark of UCB Pharma S.A.

About Alvotech
Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech has launched two biosimilars. The current development pipeline includes nine disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Advanz Pharma (EEA, UK, Switzerland, Canada, Australia and New Zealand), Dr. Reddy’s (EEA, UK

Sæmundargata 15-19	Phone +354 422 4500	alvotech.ir@alvotech.com
102 Reykjavík, Iceland		www.alvotech.com

and US), Biogaran (FR), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

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Alvotech Forward Looking Statements
Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements generally relate to future events or the future financial operating performance of Alvotech and may include, for example, Alvotech’s expectations regarding competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events, regulatory submissions, review and interactions, the potential approval and commercial launch of its product candidates, the timing of regulatory approval, and market launches. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “aim” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the ability to maintain positive EBITDA and positive cash flows from operations; (2) the ability to maintain stock exchange listing standards; (3) changes in applicable laws or regulations; (4) the possibility that Alvotech may be adversely affected by other economic, business, and/or competitive factors; (5) Alvotech’s estimates of expenses and profitability; (6) Alvotech’s ability to develop, manufacture and commercialize the products and product candidates in its pipeline; (7) actions of regulatory authorities, which may affect the initiation, timing and progress of clinical studies or regulatory approvals or marketing authorizations; (8) the ability of Alvotech or its partners to respond to inspection findings and resolve deficiencies to the satisfaction of the regulators; (9) the ability of Alvotech or its partners to enroll and retain patients in clinical studies; (10) the ability of Alvotech or its partners to gain approval from regulators for planned clinical studies, study plans or sites; (11) the ability of Alvotech’s partners to conduct, supervise and monitor existing and potential future clinical studies, which may impact development timelines and plans; (12) Alvotech’s ability to obtain and maintain regulatory approval or

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authorizations of its products, including the timing or likelihood of expansion into additional markets or geographies; (13) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements; (14) Alvotech’s ability, and that of its commercial partners, to execute their commercialization strategy for approved products; (15) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (16) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (17) the impact of worsening macroeconomic conditions, including rising inflation and interest rates and general market conditions, conflicts in Ukraine, the Middle East and other global geopolitical tension, on the Company’s business, financial position, strategy and anticipated milestones; and (18) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time to time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements made herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech or any of its directors, officers, employees, affiliates, agents, advisors, or representatives liable in any respect for the provision of this communication, the information contained in this communication, or the omission of any information from this communication.

ALVOTECH INVESTOR RELATIONS AND GLOBAL COMMUNICATIONS
Benedikt Stefansson, VP
alvotech.ir@alvotech.com

Sæmundargata 15-19	Phone +354 422 4500	alvotech.ir@alvotech.com
102 Reykjavík, Iceland		www.alvotech.com